June 25, 2019

Thomas Morey
Executive Vice President and General Counsel
Park Hotels & Resorts Inc.
1775 Tysons Blvd.
7th Floor
Tysons, VA 22102

       Re: Park Hotels & Resorts Inc.
           Form S-4
           Filed June 14, 2019
           File No. 333-232123

Dear Mr. Morey :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Paul D. Manca, Esq.